

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2024

Gregory Haskell
Chief Executive Officer
Innventure, Inc.
6900 Tavistock Lakes Blvd, Suite 400
Orlando, FL 32827

   Re: Innventure, Inc.
     Registration Statement on Form S-1
     Filed November 4, 2024
     File No. 333-282971

Dear Gregory Haskell:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Catherine De Lorenzo at 202-551-3772 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Real Estate & Construction

cc: Thomas Short, Esq.